SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934


             BLOCKBUSTER ENTERTAINMENT CORPORATION
                        (Name of Issuer)

             Common Stock, Par Value $.10 Per Share
                 (Title of Class of Securities)

                          093676 10 4
                         (CUSIP Number)


                    Philippe P. Dauman, Esq.
                          Viacom Inc.
                         200 Elm Street
                  Dedham, Massachusetts  02026
                   Telephone: (617) 461-1600
             (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and
                        Communications)

                            Copy to:

                     Stephen R. Volk, Esq.
                      Shearman & Sterling
                      599 Lexington Avenue
                       New York, NY 10022
                   Telephone:  (212) 848-4000

                        January 7, 1994
    (Date of Event which Requires Filing of this Statement)

==============================================================

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/.

CUSIP No. 093676 10 4

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
            VIACOM INC.
            I.R.S. Identification No. 04-2949533


(2)   Check the Appropriate Box if a Member of Group (See
      Instructions)

/  /  (a)

/  /  (b)



(3)   SEC Use Only


(4)   Sources of Funds (See Instructions) To be determined*


(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e).


(6)   Citizenship or Place of Organization    Delaware


 Number of       (7)  Sole Voting Power
  Shares
Beneficially     (8)  Shared Voting Power    55,379,742**
 Owned by
   Each          (9)  Sole Dispositive Power
 Reporting
  Person        (10)  Shared Dispositive Power   15,577,211**
   With

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person         55,379,742**

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)


(13)  Percent of Class Represented by Amount in Row (11)
                  22.4%**

(14)  Type of Reporting Person (See Instructions)    CO



*     See Item 3 below.
**    See Item 5 below.

CUSIP No. 093676 10 4

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
            SUMNER M. REDSTONE
            S.S. No.


(2)   Check the Appropriate Box if a Member of Group (See
      Instructions)

/  /  (a)

/  /  (b)



(3)   SEC Use Only


(4)   Sources of Funds (See Instructions) To be determined*


(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e).


(6)   Citizenship or Place of Organization   United States


 Number of       (7)  Sole Voting Power
  Shares
Beneficially     (8)  Shared Voting Power     55,379,742**
 Owned by
   Each          (9)  Sole Dispositive Power
 Reporting
  Person        (10)  Shared Dispositive Power  15,577,211**
   With

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person         55,379,742**

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)


(13)  Percent of Class Represented by Amount in Row (11)
                  22.4%**

(14)  Type of Reporting Person (See Instructions)    IN



*     See Item 3 below.
**    See Item 5 below.

Item 1.   Security and Issuer.

          The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of Blockbuster Entertainment Corporation (the "Issuer"), a Delaware corporation, with its principal executive offices located at One Blockbuster Plaza, Fort Lauderdale, Florida 33301.


Item 2.   Identity and Background.

          This Statement is being filed by Viacom Inc., a Delaware corporation ("Viacom"), and Mr. Sumner M. Redstone.

          Viacom has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. Viacom is a diversified entertainment and communications company which holds the common stock of Viacom International Inc. (the "Company"), a Delaware corporation engaged in the entertainment and communications businesses. As of January 7, 1994, approximately 85.2% of the Class A Common Stock, par value $.01 per share, of Viacom ("Viacom Class A Common Stock") and 69.1% of the Class B Common Stock, par value $.01 per share, of Viacom ("Viacom Class B Common Stock"), was owned by National Amusements, Inc., a Maryland corporation ("NAI").

          NAI has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States and United Kingdom and holding common stock of Viacom. 91.7% of the issued and outstanding shares of capital stock of NAI are owned by Mr. Sumner M. Redstone, directly or as trustee of various trusts.

          Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board, President and Chief Executive Officer of NAI, 200 Elm Street, Dedham, Massachusetts 02026; Chairman of the Board of Viacom, 200 Elm Street, Dedham, Massachusetts 02026; and Chairman of the Board of the Company, 1515 Broadway, New York, New York 10036. Mr. Redstone is a citizen of the United States.

          The directors and executive officers of Viacom are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

         (i)  name;

        (ii) business address (or residence address where indicated); and

       (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

All of the directors and executive officers of Viacom are citizens of the United States.

         During the last five years, neither Viacom nor any person named in Schedule I attached hereto (including Mr. Redstone) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         This Statement relates to (i) options granted to Viacom by certain holders of shares of Common Stock (the "Group A Stockholders") to purchase such shares from the Group A Stockholders as described in Item 4 below (the "Stock Options") and (ii) proxies granted to Viacom by the Group A Stockholders and certain additional holders of shares of Common Stock (the "Group B Stockholders" and, together with the Group A Stockholders, the "Stockholders") as described in Item 4 below (the "Proxies").

         The Stock Options entitle Viacom to purchase up to 15,577,211 shares of Common Stock (the "Option Shares") under the circumstances specified in the Stockholders Stock Option
Agreement dated as of January 7, 1994 among Viacom and the Group A Stockholders (the "Stock Option Agreement") and as described in
Item 4 below, for a purchase price of $30.125 per share. In the event that the Stock Options become exercisable, Viacom will make an election as to the source of the necessary funds. The Stock Option Agreement is attached hereto as Exhibit 1.

         The Proxies have been granted by the Class A
Stockholders in the Stock Option Agreement and by the Class B Stockholders in a Proxy Agreement dated as of January 7, 1994 among Viacom and the Class B Stockholders (the "Proxy Agreement"). The Proxies grant to Viacom the power to vote the shares of Common Stock owned by the Stockholders (i) in favor of the Merger (as defined in Item 4 below), (ii) against any competing business combination proposal and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement (as defined in Item 4 below), all as more fully described in, and under the circumstances set forth in, the Stock Option Agreement and the Proxy Agreement. The Proxy Agreement is attached hereto as
Exhibit 2.

Item 4.  Purpose of Transaction.

         The Stock Options and Proxies were granted by the Stockholders in connection with the execution of the Agreement and Plan of Merger dated as of January 7, 1994 between Viacom and the Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval by the stockholders of the Issuer), the Issuer will merge with and into Viacom, with Viacom as the surviving corporation (the "Merger"), with each share of Common Stock being converted into the right to receive (i) .08 of one share of Viacom Class A Common Stock, (ii) .60615 of one share of Viacom Class B Common Stock and (iii) up to an additional .13829 of one share of Viacom Class B Common Stock, with such amount to be determined in accordance with, and the right to receive such shares to be evidenced by, one variable common right (a "VCR") issued by Viacom, having the principal terms described in Annex A to the Merger Agreement. The Merger Agreement prohibits the payment of dividends other than (i) the regular quarterly dividend payable on or about April 1, 1994 in an amount not to exceed $.025 per share of Common Stock and (ii) other regular quarterly dividends in amounts not in excess of $.025 per share per quarter and payable consistent with past practice. The Merger Agreement is attached hereto as Exhibit 3.

         Subject to the conditions that (i) any applicable waiting periods (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder with respect to the exercise of a Stock Option shall have expired or been terminated and (ii) no preliminary or permanent injunction or other order, decree or ruling of any court or governmental or regulatory authority, domestic or foreign, of competent jurisdiction prohibiting the exercise of a Stock Option or the delivery of Option Shares shall be in effect, Viacom may exercise any or all of the Stock Options following termination of the Merger Agreement (other than a termination pursuant to Section 8.01(c) thereof) until the expiration of the Stock Options, provided that at the time of exercise there exists a Competing Transaction (as defined in the Merger Agreement) with respect to the Issuer. The Stock Options will expire (i) if not exercised prior to the close of business on the 120th day following termination of the Merger Agreement and (ii) if the Merger Agreement is terminated pursuant to Section 8.01(c) thereof. Viacom shall pay for the Option Shares in cash.

         The Proxies granted by the Group A Stockholders in the Stock Option Agreement are exercisable during and for the term of the Stock Options (or, following termination of the Merger Agreement, during such periods as the Stock Options are exercisable). The Proxies granted by the Group B Stockholders in the Proxy Agreement are exercisable during and for the period from execution of the Proxy Agreement until termination of the Merger Agreement, and following termination of the Merger Agreement (other than termination pursuant to Section 8.01(c) thereof), during such time as a Competing Transaction (as defined in the Merger Agreement) exists with respect to the Issuer; provided that in no event shall the term extend beyond 120 days following termination of the Merger Agreement.

         Other than as described above, Viacom and Mr. Redstone have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Viacom and Mr. Redstone reserve the right to develop such plans).

         The descriptions herein of the Stock Option Agreement, the Proxy Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1, 2 and 3 respectively.


Item 5.  Interest in Securities of the Issuer.

         As a result of the Stock Options and Proxies, Viacom may be deemed to be the beneficial owner of 55,379,742 shares of Common Stock (assuming exercise of each of the Stock Options), which would represent approximately 22.4% of the shares of Common Stock outstanding.

         Through its ownership of 45,547,214 shares of Viacom Class A Common Stock and 46,565,414 shares of Viacom Class B Common Stock, NAI may also be considered to be a beneficial owner of such shares of Common Stock, and may be deemed to share with Viacom voting and dispositive power with respect to such shares of Common Stock.

         Through his ownership, directly or as trustee of various
trusts,   of  91.7%  of  the  issued   and   outstanding   shares
of capital stock of NAI, Mr. Sumner M. Redstone may also be considered to be a beneficial owner of such shares of Common Stock, and may be deemed to share with Viacom and NAI voting and dispositive power with respect to such shares of Common Stock.

         H. Wayne Huizenga, a director of Viacom, is the beneficial owner of 15,342,117 shares of Common Stock (including 4,436,232 shares of Common Stock which Mr. Huizenga has the right to acquire beneficial ownership of within 60 days), constituting approximately 6.2% of the outstanding shares of Common Stock.

         Except as described herein, neither Viacom nor any other person referred to in Schedule I attached hereto (including Mr.
Redstone) has acquired or disposed of any shares of Common Stock during the past sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the Merger Agreement, the Stock Option Agreement and the Proxy Agreement, none of the persons named in
Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits.

1.  Stock Option Agreement.

2.  Proxy Agreement.

3.  Merger Agreement.

Signature



         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


January 18, 1994              VIACOM INC.


                                By /s/ Philippe P. Dauman
                                   -----------------------------
                                  Name:   Philippe P. Dauman
                                  Title:  Senior Vice President,
                                          General Counsel and
                                          Secretary

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 18, 1994
                                /s/ Sumner M. Redstone
                                --------------------------------
                                Sumner M. Redstone, Individually

                                                Schedule I

                                            Executive Officers

                                                                                   Name and Address of
                                                           Principal               Corporation or Other
                              Business or                  Occupation                  Organization
Name                       Residence Address             or Employment              in Which Employed
Sumner M. Redstone*        Viacom Inc.                   Chairman of the Board of  National Amusements, Inc.
                           200 Elm Street                Viacom and the Company;   Viacom Inc.
                           Dedham, MA  02026             Chairman of the Board     200 Elm Street
                                                         and President, Chief      Dedham, MA  02026
                                                         Executive Officer of NAI

Frank J. Biondi, Jr.*      Viacom International Inc.     President, Chief          Viacom International Inc.
                           1515 Broadway                 Executive Officer of      1515 Broadway
                           New York, NY  10036           Viacom and the Company    New York, NY  10036

Raymond A. Boyce           Viacom International Inc.     Sr. VP, Corporate         Viacom International Inc.
                           1515 Broadway                 Relations of Viacom       1515 Broadway
                           New York, NY  10036           and the Company           New York, NY  10036

Neil S. Braun              Viacom International Inc.     Sr. VP of Viacom and      Viacom International Inc.
                           1515 Broadway                 the Company; Chairman,    1515 Broadway
                           New York, NY  10036           Chief Executive Officer   New York, NY  10036
                                                         of Viacom Entertainment

Vaughn A. Clarke           Viacom International Inc.     Vice President,           Viacom International Inc.
                           1515 Broadway                 Treasurer of Viacom       1515 Broadway
                           New York, NY  10036           and the Company           New York, NY  10036

Philippe P. Dauman*        Viacom International Inc.     Sr. VP, General           Viacom International Inc.
                           1515 Broadway                 Counsel and Secretary of  1515 Broadway
                           New York, NY  10036           Viacom and the Company    New York, NY  10036

Thomas E. Dooley           Viacom International Inc.     Sr. VP, Corporate         Viacom International Inc.
                           1515 Broadway                 Development of Viacom     1515 Broadway
                           New York, NY  10036           and the Company;          New York, NY  10036
                                                         President, Interactive
                                                         Television

John W. Goddard            Viacom Cable                  Sr. VP of Viacom and the  Viacom Cable
                           5942 Stoneridge Dr.           Company; President, Chief 5942 Stoneridge Dr.
                           Pleasanton, CA  94566         Executive Officer of      Pleasanton, CA  94566
                                                         Viacom Cable

Edward D. Horowitz         Viacom International Inc.     Sr. VP of Viacom and the  Viacom International Inc.
                           1515 Broadway                 Company; Chairman, Chief  1515 Broadway
                           New York, NY  10036           Executive Officer of      New York, NY  10036
                                                         Viacom Broadcasting

Ira A. Korff*              National Amusements, Inc.     Sr. VP of Viacom;
                           200 Elm Street                Executive Vice President  National Amusements, Inc.
                           Dedham, MA  02026             and Chief Operating       200 Elm Street
                                                         Officer of NAI            Dedham, MA  02026

Kevin C. Lavan             Viacom International Inc.     VP, Controller and        Viacom International Inc.
                           1515 Broadway                 Chief Accounting Officer  1515 Broadway
                           New York, NY  10036           of Viacom and the Company New York, NY  10036

Henry Leingang             Viacom International Inc.     Sr. VP, Chief             Viacom International Inc.
                           1515 Broadway                 Information Officer of    1515 Broadway
                           New York, NY  10036           Viacom and the Company    New York, NY  10036

William A. Roskin          Viacom International Inc.     Sr. VP, Human Resources   Viacom International Inc.
                           1515 Broadway                 and Administration of     1515 Broadway
                           New York, NY  10036           Viacom and the Company    New York, NY  10036

George S. Smith, Jr.       Viacom International Inc.     Sr. VP, Chief             Viacom International Inc.
                           1515 Broadway                 Financial Officer of      1515 Broadway
                           New York, NY  10036           Viacom and the Company    New York, NY  10036

*  Also a Director

                                                                                   Name and Address of
                                                           Principal               Corporation or Other
                              Business or                  Occupation                  Organization
Name                       Residence Address             or Employment              in Which Employed
Mark M. Weinstein          Viacom International Inc.     Sr. VP, Government        Viacom International Inc.
                           1515 Broadway                 Affairs of Viacom         1515 Broadway
                           New York, NY  10036           and the Company           New York, NY  10036

                                                   Directors

George S. Abrams           Winer & Abrams                Attorney                  Winer & Abrams
                           One Court St.                                           One Court St.
                           Boston, MA  02108                                       Boston, MA  02108

Jerome Magner              National Amusements, Inc.     Sr. VP - Finance,         National Amusements, Inc.
                           200 Elm St.                   Treasurer of NAI          200 Elm St.
                           Dedham, MA  02026                                       Dedham, MA  02026

Ken Miller                 The Lodestar Group            President and Managing    The Lodestar Group
                           110 E. 59th St.                 General Partner         110 E. 59th St.
                           New York, NY  10022                                     New York, NY  10022

Brent D. Redstone          31270 Eagle Crest Lane        Self-Employed
                           Evergreen, CO  80439
                           [Residence]

William Schwartz           University Professor of Law   VP for Academic          University Professor of Law
                           Yeshiva University            Affairs (chief           Yeshiva University
                           2495 Amsterdam Avenue         academic officer)         2495 Amsterdam Avenue
                           New York, NY  10033                                     New York, NY  10033

William C. Ferguson        NYNEX Corporation             Chairman of the Board     NYNEX Corporaton
                           335 Madison Avenue            and Chief Executive       335 Madison Avenue
                           New York, NY 10017            Officer of NYNEX          New York, NY 10017

H. Wayne Huizenga          Blockbuster Entertainment     Chairman of the Board     Blockbuster Entertainment
                            Corporation                  and Chief Executive        Corporation
                           One Blockbuster Plaza         Officer of the Issuer;    One Blockbuster Plaza
                           Fort Lauderdale, FL 33301     Chairman of the Board     Fort Lauderdale, FL 33301
                                                         of Huizenga Holdings,
                                                         Inc.; Chairman of the
                                                         Board of Spelling
                                                         Entertainment Group Inc.

                         EXHIBIT INDEX



    1.   Stock Option Agreement

    2.   Proxy Agreement

    3.   Merger Agreement